United States securities and exchange commission logo





                             May 24, 2023

       Yucheng Hu
       Chief Executive Officer and President
       MarsProtocol Inc.
       103 Tampines Street 86 #03-06
       The Alps Residences
       Singapore 528576

                                                        Re: MarsProtocol Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed April 20,
2023
                                                            File No. 333-271349

       Dear Yucheng Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed April 20, 2023

       General

   1.                                                   We note you checked the
box that you qualify as an    emerging growth company    (EGC)
                                                        under the JOBS Act.
Please revise your next amendment to disclose the following under
                                                        Section 107(b) of the
JOBS Act:
                                                            How and when you
may lose EGC status;
                                                            The exemptions that
are available to EGCs, including those related to auditor
                                                            attestation on the
effectiveness of Internal Controls over Financial Reporting (ICFR)
                                                            under Section
404(b) of Regulation S-K;
                                                            If you have elected
to opt out of the extended transition period for complying with new or revised
accounting standards pursuant to Section 107(b), include a statement
 Yucheng Hu
MarsProtocol Inc.
May 24, 2023
Page 2
              that the election is irrevocable; or
                If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
2. Based on disclosures throughout the document, it appears you sold all aircraft associated with the leasing business and no longer operate a leasing business subsequent to your emergence from bankruptcy. However, based on disclosures in your financial statements and the related footnotes, it appears you still operate a leasing business that generated
         $120,000 in operating lease revenue and $1,478,800 in other income in 2022 and had assets of $1,431,700 at December 31, 2022. Please tell us, and revise your next amendment as appropriate, to discuss your ongoing leasing business, including your future plans for this business and any other pertinent information for potential investors. To the extent that you no longer pursue individual aspects of your aircraft leasing business, revise your disclosure throughout your filing to the past tense. As a single example, as you no longer appear to hold aircraft on your balance sheet, revise your aircraft capitalization and depreciation policy disclosure on page F-13 to indicate that aircraft and aircraft engines were recorded at cost.
3. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price, including any material impact from the price volatility of crypto assets.
4. We note your disclosure that you accept crypto assets as a form of payment, as well as your disclosure that you hold crypto assets. Please revise to specifically identify the crypto assets that you hold and accept as payment, as well as those for which you have plans to hold and accept as payment. In addition, please identify any and all crypto asset services that you offer and intend to offer for each crypto asset. Consider using a table or chart to list these various crypto assets and corresponding services, as applicable.
5. We note your disclosure that, "the stable coins of $3.1 million and crypto assets of $0.4 million" that you held at December 31, 2022 were "highly liquid." Please explain what you mean by this or remove this term.
6. Please describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold, and also including, the amount of
FirstName LastNameYucheng Hu
       coverage, term, termination provisions, renewal options and limitations on coverage. To
Comapany    NameMarsProtocol
       the extent there are none,Inc.
                                  please revise your disclosure to so clarify
and expand your risk
       factor disclosure
May 24, 2023 Page 2      as appropriate.
FirstName LastName
 Yucheng Hu
FirstName  LastNameYucheng Hu
MarsProtocol  Inc.
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7. Under an appropriately captioned heading, please revise your disclosure to include details regarding your custodial practices for crypto assets, including the items below:
             briefly discuss what portion of the crypto assets are held in hot wallets and cold wallets;
             disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;
             identify any custodians you use and discuss the material terms of any agreements you have with them;
             identify the person(s) that have access to the crypto assets and whether any persons
             (e.g., auditors, etc.) are responsible for verifying the existence thereof;
             describe the terms and provisions of your insurance policies, if any, covering your crypto assets and clarify whether any insurance providers have inspection rights. To the extent there are no such policies, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate; and identify the person(s) that have the authority to release the crypto assets from your
             wallets.
Cover Page

8. Please revise your cover page to indicate where your common stock is listed, its trading symbol, and its trading price as of the most recent practicable date. Questions and Answers, page iii

9. Please include in this section a Question and Answer that includes a discussion of the percentage of outstanding voting control that related parties hold. Also include a discussion of any agreements to vote shares to approve and adopt the Merger Agreement.
         If there are no such agreements, please so state.
Summary, page 1

10. Please include in this section an organizational chart that identifies all of the entities in your business both before and after the Redomicile Merger. The chart(s) should indicate the percentage of economic interests and voting interests relevant parties have in each entity.
11. Please revise this section to include a subheading describing Saving Digital Pte. Ltd
         (SDP). This would include a discussion of when you acquired SDP, your acquisition costs, its prior business activities, any related party transactions, and any other pertinent information.
12. Please indicate here the approximate number of customers that you have as part of your solo-staking and providing proof-of-stake technology tools in Singapore for the Ethereum network. Please also revise your risk factor disclosure where you describe your obligations and interactions with your customers to clarify how many current customers you have in this aspect of your business.
 Yucheng Hu
FirstName  LastNameYucheng Hu
MarsProtocol  Inc.
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13. We note your disclosure throughout that you are currently "exploring other opportunities in the crypto-related business." Please revise your disclosure to provide greater details regarding the crypto-related businesses you are exploring, including whether you are focused on particular crypto-related businesses, the status of your exploration, any geographic areas of focus and whether you have engaged in discussions with third parties or entered into any agreements.
Market Information, page 7

14. We note your disclosures that, "[f]ollowing the Redomicile Merger, the Company ticker symbol "MPU" will remain unchanged," your risk factor disclosure that "[i]f we do not continue to satisfy the NYSE American continued listing requirements, our common stock could be delisted" and that, "[t]he Company and MPU Cayman are in the process of
         applying for listing of MPU Cayman   s ordinary shares with the NYSE
American under
         the ticker symbol "MPU" and hope to complete that process concurrent with or shortly after the consummation of the Redomicile Merger." Please reconcile your disclosure throughout to clarify the status of your listing after the Redomicile Merger.
Risk Factors, page 8

15. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.
16. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
17. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. For example purposes only, we note your disclosure that the staking activities conducted in Singapore and on your StaaS platform will currently not be made available to U.S. residents. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.
18. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
19. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
 Yucheng Hu
FirstName  LastNameYucheng Hu
MarsProtocol  Inc.
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May        NameMarsProtocol Inc.
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20.      Describe any material risks related to safeguarding your, your
affiliates   , or your
         customers    crypto assets. Describe any material risks to your
business and financial
         condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
21. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.
22. Describe any material financing, liquidity, or other risks you face related to the impact that the recent crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
23. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services.
             Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be
             threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
The enforcement of civil liabilities against MPU Cayman may be more difficult, page 11

24. Please revise this risk factor to specify that many of your officers and directors are located in China and to identify the risks associated with them being in China. Please revise to also include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals.
A particular digital asset's status, such as an ETH, as a "security" in any relevant jurisdiction..., page 12

25. We note your risk factor disclosure that the legal test for determining whether any given crypto asset may be considered a security "may evolve over time...and the outcome is
         difficult to predict," that "the SEC   s views in this area have
evolved over time and it is
         difficult to predict the direction or timing of any continuing evolution" and "[i]t is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff." Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
26.      We note your statements in this risk factor that    [t]he SEC
generally does not
         provide advance guidance or confirmation on the status of any particular digital asset as a
 Yucheng Hu
MarsProtocol Inc.
May 24, 2023
Page 6
         security.    Please remove or revise this statement in light of the
fact that the Commission
         has identified numerous crypto assets as securities, the legal tests are well-established by
         U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
27. Please revise to clarify what you mean by the term "stable cryptocurrency," as opposed to what you would define as an "unstable" cryptocurrency.
28. We note your disclosure that you make a risk-based assessment that the crypto assets that you hold and transact in are not securities. Please describe your policies and procedures, if any, for analyzing whether a particular crypto asset is a "security" within the meaning of
         Section 2(a)(1) of the Securities Act and expand your risk factor to disclose that this risk-
         based assessment does not constitute a legal determination binding on the courts.
29.      The statement on page 12 that    [p]ublic statements made in the past
by senior officials at
         the SEC have indicated that the SEC does not intend to take the position that Bitcoin or
         Ethereum are securities (in their current form)    is incorrect
regarding Ethereum. Please
         revise to remove this statement or revise your disclosure accordingly. The Company plans to continue to explore other opportunities in the crypto-related business to expand our business model, page 13

30. We note your disclosure that "[d]ue to regulatory challenges, the Company has discontinued the Mano game and the alSpace platform on November 3, 2022." Please expand this risk factor and your disclosure elsewhere in the filing to describe the regulatory challenges to which you refer and the impact(s) of the discontinuation on your business activities.
We rely on systems and services provided by third parties, primarily by Tbit Global Limited..., page 14

31. We note your disclosure in this risk factor that you rely on Tbit Global Limited (Tbit).
         We also note your disclosure that Tbit provides cloud servers and your platform and software. Please expand your disclosure to provide greater details regarding your relationship with Tbit and Tbit's role in your business(es). Please also revise to provide a complete list of the systems and services Tbit provides to you.
"We cannot be certain that our StaaS platform and staking services will maintain regulatory approval..., page 15

32. We note that your disclosure in the heading to this risk factor implies that you have
FirstName LastNameYucheng Hu
       obtained regulatory approval for your StaaS platform and staking services. Please revise
Comapany
       yourNameMarsProtocol
            disclosure to clarifyInc.
                                  what regulatory approval you have obtained or
revise your risk
May 24,factor
         2023heading.
              Page 6
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FirstName  LastNameYucheng Hu
MarsProtocol  Inc.
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Dependence on Ethereum Network Developers, page 17

33. Please revise your disclosure to explain the significance of the two hyperlinks you include under this heading or remove the hyperlinks.
Management's Discussion and Analysis, page 23

34. Please tell us your consideration for separately discussing your operating results at the segment level as contemplated in Item 303(b) of Regulation S-K.
35. Please revise your next amendment to break out the material components of expense category professional fees, general and administrative and other. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.
36. Please revise your next amendment to break out the material components of expense category salaries and employee benefits. Discuss any material trends between periods.
         Refer to Item 303(b)(2) of Regulation S-K.
37. Please revise your next amendment to present a more robust discussion of your critical accounting estimates. Such disclosure should supplement the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:
             why management believes the accounting policy is critical;
             how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and
             quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

         Refer to Item 303(b)(3) of Regulation S-K.
38. Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.
39. We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral.
         Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
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MarsProtocol Inc.
May 24, 2023
Page 8
40. To the extent material, explain whether, to your knowledge, crypto assets you have issued
         serve as collateral for any other person   s or entity   s loan,
margin, rehypothecation or
         similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.
Business of the Company, page 28

41. We note your disclosure that SDP purchased 37 ETH on September 15, 2022 and that
         SDP staked 160 ETH until quarter ended December 31, 2022. Revise this description to disclose the method and costs for acquiring the unaccounted for 123 ETH. Also disclose in this paragraph what rewards, if any, SDP earned in the period ending December 31,
         2022.
42. We note your disclosure that the non-custodial staking tools will not be currently available to U.S. residents. Please describe your future intentions regarding providing such services to U.S. residents.
43. To the extent material, discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
44. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
45. If material to an understanding of your business, discuss any steps you take to safeguard
         your customers    crypto assets and describe any policies and
procedures that are in place to
         prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
46. We note your disclosure that you, "will continue to focus on third-party management
FirstName LastNameYucheng Hu
       service contracts for aircraft operations." Please revise this section to describe in more
Comapany
       detailNameMarsProtocol    Inc. activities that JetFleet Holding Corp.
and JetFleet
              the services and business
May 24,Management
         2023 Page 8Corp. provide.
FirstName LastName
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47. Please revise this section to describe your business operations in the NFT space. If you are no longer engaged in activates in the NFT space, please describe what your prior NFT-
         related activities were.
48. Under an appropriately captioned heading, please provide detailed disclosure regarding your StaaS platform, including everything offered on the platform and whether it only provides staking services. In addition, as we note your disclosure that it is a new platform, please also disclose your plans for this platform.
49. We note your disclosure that you are "currently engaged in solo-staking and [that you]
         provide proof-of-stake technology tools in Singapore for the Ethereum network." Please expand your disclosure here and in the Summary section to specify the technology tools to which you refer.
50. Please expand your disclosure to describe your planned activities with respect to staking in greater detail. Without limitation, your disclosure should address program features, whose crypto assets are being staked, who is eligible to participate, and how the validation process is conducted through the program and by whom.
Summary Compensation Table, page 33

51. We note your disclosure in footnote 2 that Ms. Ng resigned as Chief Operating Officer on
         September 30, 2022. Please revise this chart to provide the information for Mr. Zhang for the year ended December 31, 2022.
Financial Statements, page F-1

52. Please revise your next amendment to reflect the black line separating Predecessor and
         Successor periods between the Predecessor periods and the Successor periods. Currently, the black line is between two Successor periods.
Report of Independent Registered Public Accounting Firm, page F-2

53. Please have your auditor revise their report to properly identify the financial statements presented in your filing. In this regard, we note that you present predecessor financial statements as of September 29, 2021 and through that date while your auditors' report identifies September 30, 2021 as the relevant date.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

54. Please tell us the following concerning costs of revenues, and revise your next amendment as appropriate:
             what revenue line item and activities cost of revenues relates to; why there was $0 cost of revenue in 2021; and explain material changes in the cost of revenues line item in your discussion of
             results of operations in MD&A.
 Yucheng Hu
MarsProtocol Inc.
May 24, 2023
Page 10
55. From your revenue and other income disclosure in MD&A on page 25, it appears that your 'Other Income' results from the reversal of accounts and other payables, on which you expected you would not have to make payments. Please address the following concerning 'Other Income' and reference, where appropriate, the authoritative literature you rely upon to support your position:
             Tell us how these accounts and other payables were legally extinguished and properly derecognized under ASC 405-20-40-1;
             Provide us your analysis supporting classification of the extinguishment of liabilities as revenue;
             Tell us why these liabilities and other payables were not otherwise extinguished in your bankruptcy proceeding;
             Tell us whether there are other material components of 'Other Income' and how they qualify to be classified as revenue;
             Explain how you determined this income was part of the Leasing Business in your
             Operating Segments disclosure on page F-27; and Discuss any material trends between periods in MD&A in accordance with Item
             303(b)(2) of Regulation S-K.
56. Please provide us your accounting analysis supporting the classification of your goodwill impairment below loss from operations. Reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us your consideration for the guidance in ASC 360-10-45-4.
Note 2: Summary of Principal Accounting Policies
Going concern, page F-10

57. We note your disclosure on pages 26 and F-10 that, "management continues to prepare the Company's consolidated financial statements on a going concern basis." Please tell us how your auditor, Audit Alliance LLP, evaluated the Company's ability to continue as a going concern and the need for explanatory language. Refer to PCAOB Audit Standard
         2415.
Stable coins, page F-11

58. We note that you account for Tether USD (USDT) as a financial asset. As Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves and as Tether has held precious metals and other non-financial assets in its reserves, it does not appear that USDT meets the definition of a financial instrument under ASC 825-10-20. As a result, please revise your accounting and
FirstName LastNameYucheng Hu
       disclosure to classify USDT as an indefinite-lived intangible asset or provide us your
Comapany    NameMarsProtocol
       analysis                    Inc. instrument classification and reference
for us the
                 supporting financial
May 24,authoritative
          2023 Page 10literature you rely upon to support your accounting. FirstName LastName
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Digital assets, page F-12

59. You disclose that digital assets are classified as current assets due to your ability to sell them in highly liquid marketplaces and your intent to liquidate them to support your operations when needed. Please tell us how this statement is consistent with the definition of current assets in ASC 210-10-20 and reference for us the authoritative literature you rely upon to support current asset classification. In your response, tell us:
             How the fact that you must stake ether to become a validator and hold that ether to be eligible to earn staking rewards and avoid inactivity penalties is considered in your analysis given that staking and holding these assets appears to be consistent with longer-term investment; and
             Your consideration for classifying digital assets expected to be sold or exchanged within one year as current with all other digital assets being classified as long-term.
60. We note your disclosure that you classified digital assets awarded to the Company through its GameFi and Solo-staking business within operating activities on the Consolidated
         Statements of Cash Flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.
61. We note your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under ASC 820-10-35-5. As CoinMarketCap also separately displays pricing information from individual exchanges/trading platforms, please tell us whether one of the individual exchanges/trading platforms displayed on
         CoinMarketCap is your principal or most advantageous market. If so revise your disclosure to identify this specific market. If not, revise your accounting and disclosure to identify the single exchange/trading platform that is your principal or most advantageous market for each digital asset and stablecoin you hold or held. Regardless, tell us how you identified these single markets for each digital asset and stablecoin as your principal or most advantageous markets and reference the for us the authoritative literature you relied upon to support your position.
Revenue from GameFi business, page F-14

62. We note that you recorded $326,800 of revenue from the GameFi business during 2022.
         We further note this revenue recognition accounting policy. Please tell us, and revise your next amendment as appropriate, to discuss the following:

                How the price of the BNB is determined;
                You note that the BNB is convertible to cash or other digital assets. Disclose how you used these digital assets once received; and
                You note that the BNB is collected in accounts on the MetaMask Wallet.
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              Disclose whether you acted as a custodian for your customers or held any digital assets off balance sheet at any point in the process.
Revenue from leasing of aircraft assets, page F-14

63. Please tell us how the $300,000 allowance for doubtful accounts was determined at
         December 31, 2021 and how you determined a reversal was appropriate in 2022.
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts Revenue from Solo-Staking business, page F-14

64. Please provide us your analysis supporting your revenue recognition policy for staking rewards on your own nodes for your own behalf. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:
             As it relates to step 1 in ASC 606:
                o Identify for us your customers for both block rewards and any gas/transaction fees paid by blockchain transacting parties.
                o Identify the contract and provide us a copy of that contract.
                o Tell us when contract inception occurs and its duration. In this regard, we note your disclosure that smart contracts on the blockchain typically last a few weeks to months until cancelled by the operator.
                o Tell us the contract termination provisions and whether/how they impact your determination of contract inception and duration.
             As it relates to step 2 in ASC 606:
                o Explain why each separate block creation or validation represents a performance obligation.
                o Tell us whether each separate block creation or validation represents a series of distinct goods or services as contemplated in ASC
606-10-25-15.
             As it relates to step 3 in ASC 606:
                o Explain whether variable consideration exists under your contracts.
                o As noncash consideration is valued at contract inception under ASC 606-10-32-
                   21, tell us the relevance of measuring ETH awards at the fair value on the date received. In your response specifically tell us what intraday price is used to value ETH awards received.
             As it relates to step 5 in ASC 606 tell us whether you recognize revenue at a point-in-
              time or overt-time and explain why.
65. Tell us what proof-of-stake technology tools you currently provide or anticipate providing in the near-term. Provide us a comprehensive accounting analysis that references the appropriate authoritative literature to support your current or anticipated revenue recognition policy for these tools. At a minimum, tell us how the StaaS MarsProtocol platform disclosed on page 28 operates, what services you will provide on that platform and how you expect to recognize revenue for each service.
 Yucheng Hu
MarsProtocol Inc.
May 24, 2023
Page 13
Recent Accounting Pronouncements
ASU 2016-13, page F-16

66. As a foreign private issuer, you are ineligible for smaller reporting company classification as indicated in Instruction 2 to Item 10(f) of Regulation S-K. As a result, please revise your financial statements and disclosures in this filing to adopt ASU 2016-13 for the earliest period presented.
Note 5: Stable Coins, page F-23

67. We note various exchanges of stablecoins in this note and digital assets in Note 6 for other digital assets and stablecoins but no apparent realized gains or losses on your statements of operations and comprehensive income (loss). Please tell us why these exchanges and any sales for cash result in no realized gains or losses consistent with your policy statement in the third paragraph on page F-12.
Note 6: Digital Assets, page F-23

68. Please revise your next amendment to provide a separate rollforward of all digital assets held during the periods presented, including bitcoin, ETH, BNB, and any other digital assets held. In this regard, we note from the risk factor at the top of page 15 that you accept bitcoin and other cryptocurrencies from your customers as a form of payment for your staking technology services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Irving at (202) 551-3321 or Mark Brunhofer at
(202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.



FirstName LastNameYucheng Hu                                   Sincerely,
Comapany NameMarsProtocol Inc.
                                                               Division of
Corporation Finance
May 24, 2023 Page 13                                           Office of Crypto
Assets
FirstName LastName